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                                   23(d)(27)

         Amendment to Sub-Advisory Agreement on behalf of MFS High Yield

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                   AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN
                      TRANSAMERICA FUND ADVISORS, INC. AND
                    MASSACHUSETTS FINANCIAL SERVICES COMPANY

THIS AMENDMENT is made as of January 1, 2007 to the Sub-Advisory Agreement dated May 1, 2002, as amended, (the "Agreement"), between Transamerica Fund Advisors, Inc. (formerly, AEGON/Transamerica Fund Advisers, Inc.), and Massachusetts Financial Services Company (the "Sub-Adviser") on behalf of AEGON/Transamerica Series Trust (the "Trust") and MFS High Yield (the "Fund"). In consideration of the mutual covenants contained herein, the parties agree as follows:

7. COMPENSATION. Effective January 1, 2007, the sub-advisory fee rate for MFS High Yield is as follows:

          0.35% of the first $250 million of average daily net assets; 0.32% of average daily net assets over $250 million up to $500 million; 0.30% of average daily net assets over $500 million up to $750 million; 0.27% of average daily net assets over $750 million up to $1 billion; and 0.25% of average daily net assets in excess of $1 billion.

In all other respects, the Sub-Advisory Agreement dated May 1, 2002, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of January 1, 2007.

TRANSAMERICA FUND ADVISORS, INC


By: /s/ Glenn E. Brightman
    ---------------------------------
Name: Glenn E. Brightman
Title: Senior Vice President


MASSACHUSETTS FINANCIAL SERVICES
COMPANY


By: /s/ Robert J. Manning
    ---------------------------------
Name: Robert J. Manning
Title: President and CEO